dbbmckennon

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

EXHIBIT 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use, in this Offering Statement on Form 1-A, as amended, of our report dated September 20, 2018, with respect to our audits of the financial statements of American Diversified Energy, LLC (the "Company") as of October 31, 2017 and 2016, and the related statements of operations, member's equity (deficit), and cash flows for the year ended October 31, 2017, and the period from inception through October 31, 2016, and the related notes to the financial statements. Our report includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph regarding the restatement of previously issued financial statements.

/s/ dbbmckennon

Newport Beach, California

December 28, 2018